UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                December 13, 2007


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

HOLDING(S) IN COMPANY

MAJOR SHAREHOLDER NOTIFICATION

In accordance with Section 29 of the Securities Trading Act, Novo Nordisk on 24 October 2007 reported that Capital Group Companies on 12 October 2007 informed Novo Nordisk that Capital Group Companies held 48,127,241 B shares of DKK 2 equal to 14.88% of the total share capital in Novo Nordisk.

On 5 December 2007, Novo Nordisk reported that Capital Group Companies on 4 December 2007 informed Novo Nordisk that Capital Group Companies held 93,507,562 B shares of DKK 1 equal to 15.76% of the total share capital in Novo Nordisk. On 10 December 2007, Capital Group Companies informed Novo Nordisk that the reportable threshold has not been crossed because the 93,507,562 B shares of DKK 1 correspond to 14.45% and not 15.76% of the total share capital.

Consequently, Novo Nordisk hereby corrects the notification issued 5 December 2007.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 25,800 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

FURTHER INFORMATION:

Media:                             Investors:
Outside North America:             Outside North America:
Elin K Hansen                      Mads Veggerby Lausten
Tel (direct): (+45) 4442 3450      Tel (direct): (+45) 4443 7919
ekh@novonordisk.com                mlau@novonordisk.com
-------------------                --------------------

                                   Hans Rommer
                                   Tel (direct): (+45) 4442 4765
                                   hrmm@novonordisk.com
                                   --------------------

In North America:                  In North America:
Sean Clements                      Christian Qvist Frandsen
Tel (direct): (+1) 609 514 8316    Tel (direct): (+1) 609 919 7937
secl@novonordisk.com               cqfr@novonordisk.com
--------------------               --------------------

Stock Exchange Announcement no 36 / 2007

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 13, 2007                       NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer